Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR Announces the Appointment of A Non-Executive Director

NEW YORK—(MARKETWIRE) — October 9, 2012 — China Metro-Rural Holdings Limited (NYSE MKT: CNR) is pleased to announce the appointment of Mr. HUI Wan Fai, Eddie (“Eddie” or “Mr. HUI”) as a Non-Executive Director with effect from October 4, 2012.

“Eddie has more than 12 year’s experiences in corporate management, external auditing and capital market. His unique and impressive education, professional qualifications, connection and background will definitely be a great benefit to CNR. Eddie’s exposure as a senior fund manager will increase CNR’s corporate governance and transparency. He is well-rounded with knowledge and skills for Western corporate finance and properties operations, accumulated through many years of working experiences through investment in private and listed companies.” Mr. Sam Sio, CEO and Chairman of CNR.

Mr HUI is the managing partner of PAG (formerly known as Pacific Alliance Group). PAG is now one of the region’s largest Asia-focused alternative investment managers with funds under management across private equity, real estate and absolute return strategies. Mr HUI has previously served The Blackstone Group as a managing director. The Blackstone Group is an asset management and financial services company listed on the New York Stock Exchange. Prior to The Blackstone Group, Mr HUI was a managing director of Mellon HBV Alternative Strategies LLC, a New York-based hedge fund under Mellon Bank from 2005 to 2006 where he acted as head of distressed investment for China.

Concurrently, Mr HUI is an independent non-executive director of Greentown China Holdings Limited, one of the leading Chinese property developers listed in Hong Kong.

Mr HUI obtained a Master’s degree in Business Administration from INSEAD in France in 2004 and a Master’s degree in International and Public Affairs from The University of Hong Kong in 2002. Mr HUI also obtained a Bachelor’s degree in Business Administration from The University of Hong Kong in 1998. Mr HUI holds the qualifications of Certified Public Accountant from the Association of Chartered Certified Accountants, United Kingdom, and Chartered Financial Analyst from the CFA Institute, United States. He is also the Associate member of Hong Kong Institute of Chartered Secretaries, Hong Kong and Institute of Chartered Secretaries and Administrators, United Kingdom.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration and city redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited— Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com